Exhibit 99.3

Press Release

In Europe (EU28+EFTA), Fiat Chrysler Automobiles posted November sales up 3.6% year-over-year versus 1.2% for the industry. Jeep brand posted an all-time monthly record for European sales, driven by a 110.6% year-over-year increase. The Fiat 500 and Panda remained the two top selling vehicles in the A segment (accounting for a combined 28.4% share) and the 500L led the Small MPV segment for the eleven months to November with a 22.1% share.

The European auto market (EU28+EFTA) continued the positive trend in November with new passenger car registrations up 1.2% to nearly 990,000 units. For the eleven months year-to-date, registrations were up 5.5% over the same period in 2013 to 12,010,000 vehicles.

Fiat Chrysler Automobiles (FCA) outperformed the industry once again, with November sales increasing 3.6% to nearly 58,000 vehicles and market share up 10 basis points over the prior year to 5.8%.

For the year to date, FCA sales were up 3.2% over the same period a year ago to nearly 712,000 units, with market share 20 basis points lower at 5.9%.

The Group achieved gains in all major European markets, with sales in Italy up 6.1%, Germany +0.8%, France +2.1%, the UK +6.8% and Spain +16.5%.

Fiat brand posted November sales of nearly 43,000 vehicles, in line with the prior year, and market share was 4.3% (vs 4.4%).

For the year to date, brand sales totaled nearly 547,000 vehicles (+2.3%), with market share at 4.6% (-10 bps).

The brand posted November sales increases in Italy (+2.6%), Spain (+13.3%) and the UK (+7.0%).

The Fiat 500 and Panda continued to lead the European A segment with a combined 28.4% share for the month. Taking the number one spot was the 500, with November sales up 2.4% over the prior year and segment share at 14.4%. It was followed closely by the Panda, which registered a 14.1% segment share on the back of a 14.8% year-over-year sales increase. In Italy, the Panda accounted for a 47.1% share of the A segment (+650 bps) in November, driven by sales growth of 16.8%

For the eleven months year-to-date, Europe-wide sales of the 500 were up 13.3% over the same period in 2013 and the model increased segment share 190 basis points to 15.7%.

The 500L also continued as leader in the Small MPV segment with a 19.6% share in November and 22.1% year-to-date.

The Punto posted a positive performance with November sales up 4.1% year-over-year.

Lancia/Chrysler posted November sales of just less than 5,200 vehicles (-9.5% year-over-year) with market share at 0.5% (versus 0.6% a year ago).

For the year to date, brand sales totaled nearly 67,500 vehicles (-2.5%), with share unchanged at 0.6%.

Sales of the Ypsilon were up 2% in November and 10.8% for the year to date.

In France, year-to-date sales were up 37% to approximately 5,800 vehicles and market share was up 10 basis points to 0.4%. In Spain, there was 33% year-over-year increase to around 2,000 vehicles and share was up 10 basis points to 0.3%.

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Alfa Romeo posted November sales of just under 4,300 vehicles (-3.7%), accounting for a 0.4% share of the market (-10 bps). The brand’s performance was particularly strong in Spain, with sales increasing 40.5%, compared with 17.1% for the industry overall. In Switzerland, sales were up 27.3%, compared with a 5% contraction for the industry.

For the year to date, the brand’s European sales totaled nearly 55,000 vehicles (-8.7% year-over-year) and market share was in line with the prior year at 0.5%. Of particular note for the year-to-date period were the brand’s positive performances in both Spain (+2.3%) and Switzerland (+5.6%).

Jeep continued its strong momentum, closing the month with its highest ever sales in Europe. With just under 5,000 vehicles sold in November, more than double the prior year (+110.6%), Jeep also had the largest percentage increase of any Group brand for the month. Market share increased to 0.5% from 0.2% a year ago.

The brand posted increases in nearly all European markets. In the five major markets, sales in Italy were up 245.5%, Germany +52.1%, France +309.5%, the UK +45.2% and Spain +43.1%.

For the year to date, Jeep brand sales were up 57.1% year-over-year to more than 34,700 units and share increased to 0.3% (+10 bps).

In addition to the recently-launched Renegade, which is already among the top ten vehicles in its segment, results were also positive for the Cherokee and the Grand Cherokee, which posted a 27.95% year-over-year increase.

For Ferrari and Maserati, sales totaled 490 vehicles in November and 7,747 for the eleven months year-to-date.

London, 16 December 2014